Universal American Corp.
Six International Drive, Suite 190
Rye Brook, New York 10573

August 2, 2011

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20549

Universal American Corp.

Registration Statement on Form S-4 (File No. 333-175591)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Universal American Corp., a Delaware corporation (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to August 4, 2011 at 12:00 p.m. (noon) Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. In connection with the foregoing, the Company represents and acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact John C. Kennedy (212-373-3025) or Benjamin A. Aronovitch (212-373-3575) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

Universal American Corp.

	By:	/s/ Tony L. Wolk
		Name:	Tony L. Wolk
		Title:	Senior Vice President, General
Counsel and Secretary

cc: John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP